Exhibit 4.1

CERTIFICATE OF DESIGNATIONS OF PREFERENCES AND RIGHTS OF SERIES A CONVERTIBLE PREFERRED STOCK

OF

Chilean Cobalt Corp.

a Nevada corporation

Pursuant to Section 78.1955 of the Nevada Revised Statutes The undersigned, Jeremy McCann, hereby certifies that:

1. He is the duly elected Secretary of Chilean Cobalt Corp., a Nevada corporation (the "Corporation").

2. A resolution was adopted and approved by the board of directors of the Corporation by written consent on December 28, 2017 authorizing and approving the Certificate of Designations for the Series A Convertible Preferred Stock of the Corporation, as set forth below.

3. No shares of Series A Convertible Preferred Stock have been issued as of the date hereof.

IN WITNESS WHEREOF, the undersigned does hereby execute this Certificate, and does hereby acknowledge that this instrument constitutes his act and deed and that the facts stated herein are true.

Chilean Cobalt Corp.

By:/s/ Jeremy McCann

Jeremy McCann

Secretary

Dated: December 28, 2017

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CERTIFICATE OF DESIGNATIONS OF PREFERENCES AND RIGHTS OF SERIES A CONVERTIBLE PREFERRED STOCK

OF

Chilean Cobalt Corp.

a Nevada corporation

The undersigned Chief Financial Officer of Chilean Cobalt Corp. (the “Corporation”), a corporation organized and existing under the laws of the State of Nevada, DOES HEREBY CERTIFY that pursuant to the authority contained in the Corporation’s Articles of Incorporation, and pursuant to Section 78.1955 of the Nevada Revised Statutes (the “NRS”), and in accordance with the provisions of the resolution creating a series of the class of the Corporation’s authorized Preferred Stock designated as Series A Convertible Preferred Stock, as follows:

FIRST: The Articles of Incorporation of the Corporation authorizes the issuance by the Corporation of 100,000,000 shares of common stock, $0.0001 par value per share (the “Common Stock’’) and 25,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), and, further, authorizes the Board of Directors of the Corporation, by resolution or resolutions, at any time and from time to time, to divide and establish any or all of the unissued shares of Preferred Stock not then allocated to any series into one or more series and, without limiting the generality of the foregoing, to fix and determine the designation of each such share, the number of shares which shall constitute such series and certain preferences, limitations and relative rights of the shares of each series so established.

SECOND: By unanimous written consent of the Board of Directors of the Corporation dated December 28, 2017, the Board of Directors designated 7,500,000 shares of the Preferred Stock as Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), pursuant to a resolution providing that a series of preferred stock of the Corporation be and hereby is created, and that the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series and the qualifications, limitations and restrictions thereof are as follows:

SERIES A CONVERTIBLE PREFERRED STOCK

Section 1. Powers and Rights of Series A Convertible Preferred Stock. There is hereby designated a class of Preferred Stock of the Corporation as “Series A Convertible Preferred Stock”, par value $0.0001 per share (the “Series A Preferred Stock”). The number of shares, powers, terms, conditions, designations, preferences and privileges, relative, participating, optional and other special rights, and qualifications, limitations and restrictions, if any, of the Series A Preferred Stock shall be as set forth in this Certificate of Designations.

(a) Number and Stated Value. The number of authorized shares of the Series A Preferred Stock is 7,500,000 shares. Each share of Series A Preferred Stock shall have stated value of $1.00 (the “Stated Value”). Following the initial issuance of 5,000,000 shares of Series Preferred Stock pursuant to the Investment Agreement, dated December 28, 2017, the Corporation shall not issue any additional shares of Series A Preferred Stock except as PIK Shares (as defined below).

(b) Dividends. Holders of shares of Series A Preferred Stock (the “Series A Holders”) shall be entitled to receive, and the Corporation shall pay, whether or not declared by the Board of Directors, dividends on shares of Series A Preferred Stock at a rate of six percent (6%) annually on the Stated Value per share plus all unpaid, accrued and accumulated dividends thereon, which dividends are payable quarterly, on, or within 10 days of, January 1 (for the quarter of October 1 to December 31), on April 1 (for the quarter of January 1 to March 31), on July 1 (for the quarter of April 1 to June 30) and on October 1 (for the quarter of July 1 to September 31) (the “Dividend” and each such date, a “Dividend Date”). Should the first dividend payment be for a partial quarter, it shall be prorated and shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The Dividend may be paid either in cash, or in shares of Series A Preferred Stock at the election of the Corporation, at a valuation per share of Series A Preferred Stock equal to the Stated Value (“PIK Shares”). Dividends shall only accrue and shall be paid quarterly to the extent that the applicable share(s) of Series A Preferred Stock were issued and outstanding on the last day of the applicable calendar quarter provided, however, that for purposes of the foregoing PIK Shares shall be deemed to be issued and outstanding as of the applicable Dividend Date whether or not certificates for such shares are formally issued by the Corporation. The Dividend shall cease to be payable on any shares of Series A Preferred Stock once the Series A Preferred Stock, as a whole, has received $7,500,000 in cash (and not, for the avoidance of doubt, in kind) from the Corporation via the payment of Dividends together with any other cash distributions from the Corporation. Other than as set forth in this Section 1(b) or in Section 1(d), the Series A Preferred Stock shall have no dividend rights except as may be declared by the Board of Directors in its sole and absolute discretion, out of funds legally available for that purpose.

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(c) Preferences upon Liquidation. In the event of any (i) liquidation, dissolution or winding up of the Corporation, either voluntarily or involuntarily, (ii) a merger or consolidation of the Corporation wherein the Corporation (whether or not the Corporation is the surviving corporation) that results in the inability of the holders of the voting stock of the Corporation immediately prior to such merger or consolidation to designate or elect a majority of the Board of Directors of the resulting entity, (iii) any sale, issuance or transfer of capital stock of the Corporation by the Corporation or the holders thereof that results in the inability of the holders or the voting stock of the Corporation immediately prior to such sale, issuance or transfer to designate or elect a majority of the Board of Directors of the Corporation, (iv) a sale of all or substantially all of the assets of the Corporation (each, a “Liquidation Event”), the Series A Holders shall be entitled to receive, solely with respect to any shares of Series A Preferred Stock then still held by such Series A Holders, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of common stock, par value $0.0001 per share, of the Corporation (the “Common Stock”) an amount (the “Series A Liquidation Preference”) equal to the greater of (x) (A) 200% of the Stated Value per share (but not to exceed $10,000,000.00 in total for all shares of Series A Preferred Stock) plus (B) any unpaid accrued and accumulated dividends on the shares of Series A Preferred Stock as of the time of such Liquidation Event less (C) any cash dividends and other distributions made in cash paid to the Series A Preferred Stock pursuant to the terms of Section 1(d) and any cash Dividends pursuant to Section 1(b)), in each case as of the time of such Liquidation Event, and (y) the amount that would be payable in connection with such Liquidation Event in respect of the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible into hereunder on the date of such Liquidation Event. If, upon such Liquidation Event and after the payment of preferential amounts required to be paid to holders of any series of Preferred Stock having a ranking upon liquidation senior to the Series A Preferred Stock, the assets of the Corporation available for distribution to the shareholders of the Corporation are insufficient to provide for both the payment of the full Series A Liquidation Preference and the preferential amounts (if any) required to be paid to holders of any other series of Preferred Stock having a ranking upon liquidation pari passu with the Series A Preferred Stock, such assets as are so available shall be distributed among the Series A Holders and the holders of any other series of Preferred Stock having a ranking upon liquidation pari passu with the Series A Preferred Stock in proportion to the relative aggregate preferential amount each such holder is otherwise entitled to receive. After the payment or the setting apart for payment to the Series A Holders and to the holders of any other series of Preferred Stock having a ranking upon liquidation senior to the Common Stock of the preferential amounts so payable to them, if assets remain in the Corporation, the holders of the Common Stock of the Corporation shall receive all of the remaining assets of the Corporation pro rata in accordance with the number of shares of Common Stock held by them.

(d) Participation. The Series A Preferred Stock shall participate in any distributions or payments to the holders of the Common Stock on an as-converted basis.

(e) Vote. In addition to the voting rights as set forth in Section 1(g)(i), the Series A Preferred Stock shall have the right to vote on any matters submitted to the holders of the Common Stock on an as-converted basis.

(f) Conversion. Initially, and subject to the limitations herein, each share of Series A Preferred Stock shall convert or shall be convertible into one share, subject to adjustment as set forth herein, of Common Stock (the “Series A Conversion Shares”). The initial 5,000,000 Series A Conversion Shares represent 30% of the issued and outstanding shares of Common Stock on the date of this Certificate of Designations. The conversion shall be subject to the provisions, terms, and the adjustments, as set forth below.

(i) Dilutive Issuances. In the event that the Corporation, following the date hereof and prior to any conversion of the Series A Preferred Stock, issues additional shares of Common Stock, preferred stock or any other instrument of security which is convertible into Common Stock, the number of shares of Common Stock into which a share of Series A Preferred Stock shall convert or be convertible shall not be adjusted unless and until all of the Series A Conversion Shares would represent less than 10% of the issued and outstanding shares of Common Stock following such conversion. Thereafter, and in such event, the number of shares of Common Stock into which a share of Series A Preferred Stock shall be converted or convertible shall be automatically adjusted such that the Series A Conversion Shares shall represent 10% of the issued and outstanding shares of Common Stock following such conversion.

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(ii) Automatic Conversion. Each share of Series A Preferred Stock shall be automatically converted into Series A Conversion Shares upon (A) the closing of a public offering of the Common Stock at a price of $5.00 (the “Minimum Offering Price”) per share or more or (B) upon the written consent of Series A Holders holding at least 50% of the issued and outstanding shares of Series A Preferred Stock pursuant to a Series A Notice of Conversion. Notwithstanding the forgoing, the Minimum Offering Price shall be proportionately adjusted for any stock dividends, forward or reverse splits, combinations and similar events occurring prior to the applicable public offering. By way of example and not limitation, in the event that there occurs 2 for 1 forward split of the Common Stock prior to the applicable public offering, the Minimum Offering Price shall be adjusted to be $2.50. Upon any such conversion pursuant to this Section 1(f)(ii), the Corporation shall, upon surrender by the applicable Series A Holders of the certificate(s) representing the shares of Series A Preferred Stock to the Corporation, issue to the applicable Series A Holders the applicable number of Series A Conversion Share. In the event that a Series A Holder does not surrender to the Corporation the certificate(s) representing the shares of Series A Preferred Stock as required by this Section 1(f)(ii), the Corporation shall nonetheless have the right to record in the books and records of the Corporation the Series A Holder as the holder of the applicable Series A Conversion Shares and the applicable reduced number of shares (i.e., zero) of Series A Preferred Stock.

(iii) Adjustment. In the event of any forward or reverse split of the Common Stock, the conversion ratio of the Series A Preferred Stock shall be proportionately and equitably adjusted automatically. By way of example and not limitation, in the event of a two-for-one reverse split of the Common Stock, whereby each share of Common Stock is converted into one half of a share of Common Stock, each share of Series A Preferred Stock not so converted as of such time shall thereafter be convertible into one half (1/2) of a share of Common Stock. By way of further example and not limitation, in the event of a two-for-one forward split of the Common Stock, whereby each one share of Common

Stock is converted into two shares of Common Stock, each share of Series A Preferred Stock not so converted as of such time shall thereafter be convertible into two (2) shares of Common Stock.

(iv) No Reissuance. Any shares of Series A Preferred Stock converted into Common Stock pursuant to the terms of this Section 1(f) may not be reissued by the Corporation, except in the case of PIK Shares.

(v) Mechanics of Conversion

(A) Delivery of Series A Conversion Shares Upon Conversion. Not later than two (2) Business Days (as defined below) after each Series A Conversion Date (the “Series A Share Delivery Date”), the Corporation shall deliver, or cause to be delivered, to the converting Series A Holder the number of Series A Conversion Shares being acquired upon the conversion of the Series A Preferred Stock. For purposes hereof, “Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of Nevada are authorized or required by law or other governmental action to close.

(B) Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Series A Preferred Stock. As to any fraction of a share which the Series A Holder would otherwise be entitled to purchase upon such conversion, the Corporation shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors, or round up to the next whole share of Common Stock.

(C) Transfer Taxes and Expenses. The issuance of Series A Conversion Shares on conversion of Series A Preferred Stock shall be made without charge to any Series A Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Series A Conversion Shares, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Series A Conversion Shares upon conversion in a name other than that of the Series A Holders of such shares of Series A Preferred Stock and the Corporation shall not be required to issue or deliver such Series A Conversion Shares unless or until the Person (as defined below) or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid. For purposes hereof, “Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

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(g) Board of Directors; Protective Provisions.

(i) The Series A Preferred Stock, voting as a separate class, shall be entitled to elect by majority vote one director to serve on the Board of Directors of the Corporation (the “Series A Director”), and each share of Series A Preferred Stock shall have one vote in the election of such Series A Director. The Series A Director may be removed at any time, for any reason or no reason, upon the majority vote of all of the issued and outstanding shares of Series A Preferred Stock voting as a separate class. In the event of any vacancy on the Board of Directors as a result of the death, disability, resignation or removal of the Series A Director, then the holders of the Series A Preferred Stock, voting as a separate class, shall be entitled to elect by majority vote a replacement Series A Director.

(ii) At any time when shares of Series A Preferred Stock are outstanding, the Board of Directors of the Corporation shall not authorize or allow the Corporation, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles of Incorporation) the affirmative vote or written consent of the Series A Director, and any such act or transaction entered into without such vote or consent shall be null and void ab initio, and of no force or effect:

(A) amend, alter or repeal any provision of the Articles of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock;

(B) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series A Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

(C) reclassify, alter or amend any existing security of the Corporation that is junior to the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series A Preferred Stock in respect of any such right, preference or privilege;

(D) create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $250,000; or

(E) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of common stock of the Corporation other than dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock.

(h) Amendment of Certificate. The Corporation may not amend (including by merger, consolidation or otherwise) this Certificate of Designation in any manner without the approval of the Series A Director and holders of a majority of the outstanding shares of Series A Preferred Stock voting as a separate class. Notwithstanding the forgoing, the Corporation may amend this Certificate of Designation, without the approval of the Series A Director being sought or required, to increase the number of authorized shares of Series A Preferred Stock solely to the extent required to pay any in- kind dividends pursuant to Section 1(b), provided that such additionally authorized shares are used solely to pay any such dividend(s).

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(i) Future Financings.

(i) In the event that, following the issuance of any shares of Series A Preferred Stock, the Corporation proposes to undertake any sale of its equity securities or securities convertible into or exercisable or exchangeable for its equity securities (other than issuances to employees or agents as compensation), or proposes to enters into any borrowing arrangement as a borrower (each, a “Financing Transaction”), the Corporation shall provide to the Series A Holders notice of the Financing Transaction, including all of the material terms and conditions thereof and any proposed documentation related thereto (the “Financing Notice”). Thereafter the Series A Holders shall have the right, for a period of 10 days (the “Election Period”), to elect to participate in the Financing Transaction on the terms set forth in the Financing Notice, as the counterparty to the Corporation in connection therewith, by providing written notice of such election to the Corporation prior to the expiration of the Election Period. The Series A Holders electing to participate in the Financing Transactions may, at their election, provide all or a portion of any Financing Transaction. In the event that one or more Series A Holders so elect to participate in the Financing Transaction and the aggregate amounts of each such Series A Holder’s desired participation exceeds the maximum amount of securities or debt being offered by the Company in the Financing Transaction, then each such Series A Holder’s participation shall be cut back on a pro rata basis based on the number of shares of Series A Preferred Stock held by each such Series A Holder so participating.

(ii) In the event that no Series A Holders elect to participate in the Financing Transaction or the Series A Holders electing to participate in the Future Financing only provide a portion thereof, the Corporation shall have the right, for a period of 90 days following the expiration of the Election Period, to complete the Financing Transaction pursuant to substantially the same terms as set forth in the Financing Notice. In the event that the Corporation does not complete the Financing Transaction within such 90-day period, the Corporation shall again be required to comply with the provisions of this Section 1(i) prior to completing the Financing Transaction.

(iii) If no Series A Holders elect to participate in the Financing Transaction or the Series A Holders electing to participate in the Financing Transaction only provide a portion thereof, in the event of a material modification to the terms of a Financing Transaction, the Corporation shall again be required to comply with the provisions of this Section 1(i) prior to completing the Financing Transaction.

Section 2. Miscellaneous.

(a) Notices. Any and all notices or other communications or deliveries to be provided by the Series A Holders shall be in writing and delivered personally, by facsimile, via email with return receipt requested, sent by a nationally recognized overnight courier service, addressed to the Corporation at the primary offices of the Corporation. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by facsimile, via email with return receipt requested, sent by a nationally recognized overnight courier service addressed to each Series A Holder at the email, facsimile, telephone number or address of such Series A Holder appearing on the books of the Corporation, or if no such facsimile telephone number or address appears, at the principal place of business of the Series A Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section 2(a) prior to 5:30 p.m. (Eastern time); (ii) upon receipt of a return receipt if sent via email; (iii) the date after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section 2(a) later than 5:30 p.m. (Eastern time) on any date and earlier than 11:59 p.m. (Eastern time) on such date, (iv) the second Business Day (as defined below) following the date of mailing, if sent by nationally recognized overnight courier service, or (v) upon actual receipt by the party to whom such notice is required to be given.

(i) Legend. Any certificates representing the Series A Preferred Stock shall bear a restrictive legend in substantially the following form (and a stop transfer order may be placed against transfer of such stock certificates):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE CORPORATION, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFTCATE IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

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(ii) Lost or Mutilated Series A Preferred Stock Certificate. If a Series A Holder’s Series A Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series A Preferred Stock so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Corporation.

(iii) Interpretation. If any Series A Holder shall commence an action or proceeding to enforce any provisions of this Certificate of Designations, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney’s fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

(iv) Waiver. Any waiver by the Corporation or the Series A Holder of a breach of any provision of this Certificate of Designations shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designations. The failure of the Corporation or the Series A Holder to insist upon strict adherence to any term of this Certificate of Designations on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designations. Any waiver must be in writing.

(v) Severability. If any provision of this Certificate of Designations is invalid, illegal or unenforceable, the balance of this Section 1 shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest.

(vi) Duty. Notwithstanding any contrary provisions of Chapter 78 or Chapter 92A of the NRS and any other provisions of Nevada law, including any judicial decisions, the directors of the Corporation shall owe the Series A Holders the same fiduciary duty as that owed to holders of the Corporation’s Common Stock.

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Annex A

Series A Convertible Preferred Stock Notice of Conversion

Subject to the terms and conditions of the Articles of Incorporation of Chilean Cobalt Corp., a Nevada corporation (the “Corporation”), the undersigned hereby elects to convert the Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) of the Corporation indicated below into shares of common stock, par value $0.0001 per share the Corporation, according to the conditions hereof, as of the date written below.

Date to Effect Conversion: ___________________

Number of shares of Series A Preferred Stock held: ____________________

Address for Delivery:

________________________________

________________________________

________________________________

Series A Holder Name: ______________________________

Signature: ________________________________

By: _________________________________

Title (if applicable): ___________________________________

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IN WITNESS WHEREOF, Chilean Cobalt Corp. has caused this Certificate of Designation to be signed by a duly authorized officer on this 28th day of December, 2017.

Chilean Cobalt Corp.

/s/ Jeremy McCann

Name: Jeremy McCann

Title: Secretary

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